UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                                       Genset SA
                                (Name of issuer)

                      Ordinary Shares, nominal value FF17
                         (Title of class of securities)

                                    37244T10
                                 (CUSIP number)

                                January 1, 1999              _
            (Date of Event which requires filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               ( ) Rule 13d-1 (b)
                               (x) Rule 13d-1 (c)
                               ( ) Rule 13d-1 (d)

---------------------------------
       CUSIP No. 37244T10                      13G
---------------------------------



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )
                                                                       (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ---------------------------------------------------
BENEFICIALLY                        SHARED VOTING POWER
OWNED BY                     6      496,792
                             ---------------------------------------------------
EACH                                SOLE DISPOSITIVE POWER
REPORTING                    7      0
                             ---------------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      601,657
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         601,657
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                             ( )
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.1%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morgan Grenfell Asset Management Limited
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ( )
                                                              (b) ( )
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
 -------------------------------------------------------------------------------
 NUMBER OF SHARES                5    SOLE VOTING POWER
                                      0
                               -------------------------------------------------
 BENEFICIALLY                         SHARED VOTING POWER
 OWNED BY                        6    357,250
                               -------------------------------------------------
EACH                                  SOLE DISPOSITIVE POWER
REPORTING                        7    0
                               -------------------------------------------------
PERSON WITH                           SHARED DISPOSITIVE POWER
                                 8    462,115
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         462,115
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                        ( )
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.2%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         HC, IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morgan Grenfell Investment Management Limited
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) ( )
                                                                    (b) ( )
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
NUMBER OF SHARES               5    SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY                        SHARED VOTING POWER
OWNED BY                       6    305,080
                             ---------------------------------------------------
EACH                                SOLE DISPOSITIVE POWER
REPORTING                      7    0
                             ---------------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                               8    405,835
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         405,835
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                          ( )
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.5%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, IA
--------------------------------------------------------------------------------

                                                         5
Item 1(a).        Name of Issuer:

                  Genset SA (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 1 rue Robert Eg Sonia, Delaunay, 75011 Paris, France.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("DBAG"), Morgan Grenfell Asset Management Limited ("MGAM") and Morgan Grenfell Investment Management Limited ("MGIM" and, together with DBAG and MGAM, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

                  The principal place of business of MGAM is 20 Finsbury Circus, London, EC2M 1NB, England.

                  The principal place of business of MGIM is 20 Finsbury Circus, London, EC2M 1NB, England.

Item 2(c).        Citizenship:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is ordinary shares,  nominal value
FF17  (the  "Ordinary  Shares").  The  term  Ordinary  Shares  includes,   where
applicable, American Depository Receipts for Ordinary Shares.

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Ordinary Shares is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a) ( ) Broker or dealer  registered  under  section  15 of the
                     Act;

                 (b) ( ) Bank as defined in section 3(a)(6) of the Act;

                 (c) ( ) Insurance Company as defined in section 3(a)(19) of the
                     Act;

                 (d) ( ) Investment  Company  registered  under section 8 of the
                     Investment Company Act of 1940;

                 (e) ( ) An  investment  adviser in  accordance  with Rule 13d-1
                     (b)(1)(ii)(E);

                 (f) ( )  An  employee  benefit  plan,  or  endowment  fund  in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) ( )  A  parent  holding   company  or  control  person  in
                     accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h) ( ) A savings association as defined in section 3(b) of the
                     Federal Deposit Insurance Act;

                 (i) ( ) A church plan that is excluded  from the  definition of
                     an  investment   company  under  section  3(c)(14)  of  the
                     Investment Company Act of 1940;

                 (j) ( ) Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                 If this statement is filed pursuant to Rule 13d-1 (c), check this box. (x)

Item 4.          Ownership.

                  (a)    Amount beneficially owned:

                           Each of the Reporting  Persons owns the amount of the
                  Ordinary Shares as set forth on the applicable cover page.

                  (b)      Percent of class:

                           Each of the Reporting  Persons owns the percentage of
                  the Ordinary Shares as set forth on the applicable cover page.

                  (c) Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    Each of the  Reporting  Persons has the sole
                           power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                           (ii) shared power to vote or to direct the vote:

                                    Each of the Reporting Persons has the shared
                           power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    Each of the  Reporting  Persons has the sole
                           power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    Each of the Reporting Persons has the shared
                           power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
         Person.

                  Investment management clients of the Reporting Persons have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  The following are subsidiaries of DBAG and/or MGAM which hold Ordinary Shares included in the figures on the cover pages: Morgan Grenfell Investment Services Limited, Morgan Grenfell International Fund Management Limited, Deutsche Gesellschaft fur Wertpapiersparen mbH, DB Investment Management S.A., Deutsche Morgan Grenfell (C.I.) Limited and Deutsche Morgan Grenfell Trust Bank Limited.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  Janaury 28, 1999



                                      DEUTSCHE BANK AG



                                     By: /s/ Dieter Eisele
                                        -----------------------------
                                        Name:   Dr. Dieter Eisele
                                        Title:  Group Head of Compliance



                                     By: /s/ Rainer Grimberg
                                        -----------------------------
                                        Name:   Dr. Rainer Grimberg
                                        Title:  Vice President